

July 21, 2015

<u>Via E-Mail</u>
Brian Sheridan
Director and Secretary
LivaNova PLC
c/o Legalinx Limited
1 Fetter Lane
London, EC4A 1BR
United Kingdom

  Re: **LivaNova PLC**
    Amendment No. 2 to Registration Statement on Form S-4
    Filed July 13, 2015
    File No. 333-203510

Dear Mr. Sheridan:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 26, 2015 letter.

<u>Security Ownership of Certain Beneficial Owners and Management, page 358</u>

1. We note your response to prior comment 2; however, the natural person or persons who hold or share investment control over the shares held by Brown Capital Management, LLC, Renaissance Technologies LLC and The Vanguard Group, Inc. have not been identified. Please revise or advise.

You may contact Tara Harkins at (202) 551-3639 or Jay Webb at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Mary Beth Breslin at (202) 551-3625 or me at (202) 551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (via e-mail): Roderick Branch, Esq.